

Paul Washington Sr. · 3rd

Senior Vice President of Basketball Operations at SportBLX

Las Vegas, Nevada Area · 500+ connections · **Contact info**



SportBLX

Middle Tennessee St University (MTSU)

Experience



Senior Vice President of Basketball Operations

SportBLX · Full-time

Aug 2019 – Present · 1 yr 1 mo

New York, New York

CEO

PJW GROUP, LLC

Jun 2019 – Present · 1 yr 3 mos

Charlotte, North Carolina



Assistant Manager

Lowe's Companies, Inc.

Aug 2018 – Aug 2019 · 1 yr 1 mo

Elizabethtown, Kentucky

Head Basketball Coach

Findlay Prep Academy

Aug 2016 – Jun 2018 · 1 yr 11 mos

Henderson, Nevada

High school basketball coach

Finance manager

Findlay Toyota
Feb 2015 – Jun 2018 · 3 yrs 5 mos
Henderson, Nevada

Show 5 more experiences ⌄

Education



Middle Tennessee State University (MTSU)

Bachelor of Business Administration - BBA, Business, Management, Marketing, and Related Support Services



Middle Tennessee State University (MTSU)

BBA, Business Management
1991 – 1995
Activities and Societies: Men's Varsity Basketball Team

Skills & Endorsements

Leadership · 75

 Endorsed by **John Robinson and 2 others who are highly skilled at this**

 Endorsed by **2 of Paul's colleagues at Fri**

Team Building · 63

 Endorsed by **Fred Davis and 7 others who are highly skilled at this**

 Endorsed by **3 of Paul's colleagues at Fri**

Management · 60

 Endorsed by **14 of Paul's colleagues at CarMax**

Show more ⌄

